Filed by OceanFirst Financial Corp.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Sun Bancorp, Inc.

Commission File No.: 0-20957

** IMPORTANT INFORMATION **

** PLEASE RESPOND AS SOON AS POSSIBLE **

December 27, 2017

Dear Sun Bancorp, Inc. Shareholder:

As you may know, on June 30, 2017, Sun Bancorp, Inc. (“Sun”), OceanFirst Financial Corp. (“OceanFirst”) and Mercury Merger Sub Corp. (“Merger Sub”), a wholly owned subsidiary of OceanFirst, entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the combination of OceanFirst and Sun via a two-step merger, with OceanFirst as the surviving corporation (the “Transaction”). At a special meeting of the Sun shareholders held on October 24, 2017, the Sun shareholders approved the Transaction.

Pursuant to the Merger Agreement, at the effective time of the first-step merger (the “Effective Time”), each of your shares of Sun common stock, restricted stock awards and restricted stock unit awards (each, a “Sun share”) will be cancelled. As a holder of Sun shares, you have the right to elect to receive, for each of your Sun shares (an “Election”), either:

(i) an amount in cash (the “Cash Consideration”) equal to the sum, rounded to the nearest one-tenth of a cent, of (A) $3.78 and (B) the product, rounded to the nearest one-tenth of a cent, of 0.7884 multiplied by the volume-weighted average trading price of shares of OceanFirst common stock on the NASDAQ Global Select Market (as reported by The Wall Street Journal) for the five full trading days immediately prior to the day on which the Effective Time occurs (the “OceanFirst Share Closing Price”); or

(ii) a number of shares of OceanFirst common stock (the “Stock Consideration”) equal to the quotient of (A) the Cash Consideration divided by (B) the OceanFirst Share Closing Price. We refer to the Cash Consideration and/or the Stock Consideration as the “Merger Consideration.”

The effect of your Election, or of your failure to timely make an Election, is subject to the proration procedures applicable to oversubcription and undersubscription set forth in the Merger Agreement. If Sun shareholders elect more Cash Consideration or Stock Consideration than is available under the Merger Agreement, Elections for the oversubscribed form of Merger Consideration may be prorated in accordance with the proration procedures set forth in the Merger Agreement. If you do not make a valid Election by the Election Deadline (as defined below), you will have no control over the type of Merger Consideration that you will be entitled to receive and your Sun shares may be exchanged for Cash Consideration, Stock Consideration or a combination of both, depending on the Elections of all Sun shareholders. You will not receive any consideration in respect of your Sun shares if the closing of the Transaction does not occur.

The deadline (the “Election Deadline”) for submitting a duly completed and signed Election Form (“Election Form”) is expected to be 5:00 p.m., Eastern Time, on January 29, 2018. OceanFirst and Sun will publicly announce by press release the anticipated Election Deadline not more than 15 business days before, and at least five business days prior to, the anticipated Election Deadline. You are encouraged to return your Election Form as promptly as practicable.

Enclosed is an Election Form that you must complete, sign and return to American Stock Transfer & Trust Company, LLC (the “Exchange Agent”) in order to make an Election. The Election Form includes instructions on how to properly make an Election. In order to be effective, the Election Form must be received by the Exchange Agent no later than the Election Deadline. Please do not send completed Election Forms to Sun or OceanFirst. Although it will be necessary for any certificated Sun shares to be provided when the exchange of shares is solicited on or about January 31, 2018, please do not submit to the Exchange Agent any certificates of Sun shares at this time.

Please follow the instructions provided in the Election Form carefully. If a properly completed and signed Election Form is not received by the Exchange Agent prior to the Election Deadline, your Sun shares will be considered “Non-Election Shares” under the Merger Agreement and will be converted into the right to receive the Cash Consideration and/or the Stock Consideration or a combination of both according to the proration procedures specified in the Merger Agreement. Your Election may be revoked or changed by written notice to the Exchange Agent received at or prior to the Election Deadline.

For a full description of the Transaction, see the Merger Agreement and the joint proxy statement/prospectus, dated September 20, 2017. The joint proxy statement/prospectus also includes questions and answers regarding the Merger Consideration calculation, Elections and proration and allocation procedures.

Before making your Election, you are encouraged to carefully review the entire Merger Agreement, the joint proxy statement/prospectus (including annexes thereto and documents incorporated therein by reference), the Election Form, related forms and the accompanying instructions.

If you have any questions regarding the Election Form, please call D.F. King & Co., Inc., the Information Agent, at (877) 478-5041 (toll-free) or (212) 493-3910.

Yours Truly,

Christopher D. Maher President, Chief Executive Officer and Chairman of the Board OceanFirst Financial Corp.	Thomas M. O’Brien President and Chief Executive Officer Sun Bancorp, Inc.

Additional Information:

In connection with the Transaction, OceanFirst has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-220235), as amended by that certain No. 1 to Form S-4, that includes the Joint Proxy Statement/Prospectus, as well as other relevant documents concerning the Transaction. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS), BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE TRANSACTION AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about OceanFirst and Sun, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sun by accessing Sun’s website at www.sunnationalbank.com under the tab “Investor Relations”, then under the heading “Filings” and then under the heading “SEC Documents.”